BAOSHENG MEDIA GROUP HOLDINGS LTD

October 20, 2020

Via Edgar

Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Baosheng Media Group Holdings Limited
Amendment No.2 to the Registration Statement on Form F-1
Filed August 31, 2020
File No. 333-239800

Dear Ms. Bagley:

This letter is in response to the letter dated September 9, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Baosheng Media Group Holdings Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No.3 to the Registration Statement on Form F-1 (“Amendment No.3 to the Registration Statement”) is being submitted publicly to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1 Filed August 31, 2020

Exhibit 8.1

1. We note Sections C.4 and C.5 of the opinion. Please revise these paragraphs to clarify that the referenced statements in the prospectus are the opinions of counsel, rather than "true and accurate" descriptions or summaries. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. In addition, please revise the limitation on reliance in the last paragraph. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, our PRC counsel has revised the statements in the Exhibit 8.1.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wenxiu Zhong
Name: Wenxiu Zhong
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC